November 16, 2007
Via EDGAR
Ms. Angela Crane
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-0213

Re:	MRV Communications, Inc. Form 10-K for the year ended December 31, 2006 Filed March 6, 2007 Form 8-K/A filed October 1, 2007 File No. 001-11174
Dear Ms. Crane:
This is in response to your comment letter of October 19, 2007 to Guy Avidan of MRV Communications, Inc. (“MRV” or the “Company”). For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.
Form 8-K/A filed October 1, 2007
Unaudited Pro Forma Condensed Consolidated Financial Information, page PF-1
1.	In the third paragraph of the headnote to the pro forma data (page PF-1), we note you state that the allocation is preliminary and “may be different from the final allocation of the purchase price and such differences may be material.” Please expand the disclosure to state management’s opinion that upon final allocation of the purchase price there will be no material change from the preliminary allocation or disclose alternative results that could occur in accordance with the guidance in Item 11-02(b)(8) of Regulation S-X.
Response:
As requested by the Staff, MRV has amended the disclosure of management’s opinion regarding the allocation of the purchase price in the fourth paragraph of Note 1 of the Notes to Unaudited Pro Forma Condensed Combined Financial Information on page PF-6.
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Six Months Ended June 30, 2007, page PF-2
2.	Disclose historical basic and diluted earnings per share on the face of the pro forma statements of income, together with the number of shares used to compute such per share data for Fiberxon. Refer to Article 11 of Regulation S-X.

Ms. Angela Crane
Accounting Branch Chief
Securities and Exchange Commission
November 16, 2007

Response:
As requested by the Staff, the historical basic and diluted earnings per share information together with the number of shares used to compute such per share data for Fiberxon has been added on the face of the Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2007 on page PF-2. MRV has also amended the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2006 on page PF-4 to include the same disclosure.
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2007, page PF-3
3.	Total stockholder’s equity does not agree with total stockholder’s equity per the audited financial statements of MRV and Fiberxon. It appears that this amount is liabilities and stockholders’ equity. Please revise or advise.
Response:
As requested by the Staff, MRV has amended the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2007 on page PF-3 to add a “Total liabilities and stockholders’ equity” line item description. Additionally, MRV has amended the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2006 on page PF-5 to add a “Total liabilities and stockholders’ equity” line item description.
Notes to Unaudited Pro Forma Condensed Financial Information, page PF-6
4.	We refer to adjustments (1) and (7). We note that you have allocated $106.4 million of the purchase price, approximately 81%, to “goodwill and intangible assets with indefinite lives.” Please tell us and revise to disclose the following about the intangible assets identified:
•	the nature and amount of the intangible assets you have acquired;

•	how you determined the estimated value assigned; and

•	how you determined that the intangible assets have an indefinite life.
Also, provide more details of the reason for the significant amount to be allocated to goodwill. For example, explain the reason for the significant premium paid for the acquisition. Please be detailed in your response. We may have further comment after reviewing of your response.
Response:
As requested by the Staff, MRV has amended Note 1 of the Notes to Unaudited Pro Forma Condensed Financial Information on page PF-7 to include the nature and amount of intangible assets acquired, method of determining the estimated value assigned, and indefinite life assigned to goodwill.

Ms. Angela Crane
Accounting Branch Chief
Securities and Exchange Commission
November 16, 2007

5.	In this regard, we note in adjustment (1) that you refer to a “pending third party valuation.” While management may elect to take full responsibility for valuing the purchase price, if you choose to continue to refer to the expert in any capacity, you will have to revise the filing to name the independent valuation expert and include its consent as an exhibit.
Response:
As requested by the Staff, MRV has amended Note 1 of the Notes to Unaudited Pro Forma Condensed Financial Information on page PF-6 to clarify MRV’s responsibility for valuing the purchase price.
6.	We refer to adjustments (1) and (8). It appears that the amount of cash or number of shares of MRV common stock to be issued may be increased if Luminent does not successfully complete an initial public offering by Mach 27, 2009. We see that you included the deferred obligation of $31.5 million as part of the purchase price. If Luminent does successfully complete the IPO by March 27, 2009, then the deferred consideration payment will be satisfied differently. Please revise to more clearly explain the potential impact of the two outcomes on the pro forma financial statements. It may be necessary to provide presentations using more than one set of assumptions. Refer to paragraphs 25-27 of SFAS 141 and Item 11-02(b)(8) of Regulation S-X for guidance.
Response:
As requested by the Staff, MRV has amended Note 1 of the Notes to Unaudited Pro Forma Condensed Financial Information on page PF-6 to clarify the potential impact of the two outcomes regarding satisfaction of the $31.5 million deferred consideration obligation.
7.	We refer to adjustment (3). We see that you determined no pro forma adjustment was necessary for the recognition of share-based compensation expense relating to unvested options issued to employees of Fiberxon. Please tell us how your accounting complies with Question 17 of FIN 44, paragraph 85.
Response:
As requested by the Staff, MRV has amended the Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2007 on page PF-2 and the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2006 on page PF-4. The amended Unaudited Pro Forma Condensed Combined Statement of Operations for both periods discloses share-based compensation expense relating to unvested options issued to employees of Fiberxon in accordance with the guidance provided by Question 17 of FIN 44, paragraph 85.

Ms. Angela Crane
Accounting Branch Chief
Securities and Exchange Commission
November 16, 2007

* * *
     The following acknowledges that MRV understands that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further comments or questions, please do not hesitate to contact the undersigned.

Sincerely, MRV COMMUNICATIONS, INC.
By:	/s/ Guy Avidan
Guy Avidan
Acting Chief Financial Officer E-mail: Guy@mrv.com

Cc:	Ms. Julie Sherman Division of Corporation Finance via fax (202) 772-9218